09042686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-13657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2008** AND ENDING **September 30, 2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Howe Barnes Hoefer & Arnett, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, 7th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Corne — (312) 655-2710
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Hoefer & Arnett, Inc.** as of **September 30, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENNIS J. CYRWUS
Notary Public - State of Illinois
My Commission Expires Aug 19, 2013

Robert J Corne
Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

NOV 2 7 2009

Washington, DC
110

Howe Barnes Hoefer & Arnett, Inc.

Consolidated Statement of Financial Condition
September 30, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries (collectively, the Company) as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 19, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Howe Barnes Hoefer & Arnett, Inc.

Consolidated Statement of Financial Condition
September 30, 2009

Assets		
Cash and cash equivalents	$	221,194
Cash and cash equivalents at clearing broker		614,442
Receivable from broker-dealers		3,300,289
Securities owned, at fair value		843,825
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $2,886,346		1,052,717
Other receivables		4,345,999
Current tax assets		282,509
Investments, at fair value		1,543,582
Deferred tax asset		2,000,398
Other assets		889,137
Total assets	$	15,094,092
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	2,371,455
Securities sold, not yet purchased, at fair value		240,005
Total liabilities		2,611,460
Liabilities Subordinated to Claims of General Creditors		4,000,000
Stockholders' Equity		
Preferred stock, $100 par value; 100 shares authorized, issued and outstanding		10,000
Common stock, $50 par value; authorized 800 shares; issued 470 shares; outstanding 316 shares		23,500
Additional paid-in capital		6,302,700
Retained earnings		6,180,441
Less stock in treasury, at cost (163 shares)		(4,034,009)
		8,482,632
Total liabilities and stockholders' equity	$	15,094,092

The accompanying notes are an integral part of the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Hoefer & Arnett, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company also participates in securities underwritings.

The Company has two wholly owned subsidiaries, HBI Investment Funds, LLC, which serves as general partner for three limited partnerships that invest in securities of financial institutions, and Howe Barnes Capital Management, Inc., which is a registered investment advisor with the SEC.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The consolidated statement of financial condition includes the accounts of Howe Barnes Hoefer & Arnett, Inc., HBI Investment Funds, LLC, and Howe Barnes Capital Management, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on a trade-date basis. Underwriting and investment banking revenue are recognized as earned. Advisory fees are based on predetermined percentages of the market values of the underlying portfolios and are recognized as revenues as the related services are performed. Management fee and incentive fee income is recognized on the accrual basis. Interest income and expense are recognized on the accrual basis.

Cash and cash equivalents: Cash and cash equivalents include cash and money market investments.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Fair value of financial instruments: Effective October 1, 2008, the Company adopted ASC 820-10, *Fair Value Measurements,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Financial instruments classified as Level 1 in the fair value hierarchy are investments in securities traded on a national securities exchange, reported on the NASDAQ national market, and are stated at the last reported sales price on the measurement date. Securities not traded on the aforementioned exchanges or platforms but do have a reported sales price on the measurement date are also included in Level 1.

Financial instruments classified as Level 2 in the fair value hierarchy are investments in securities traded in the over-the-counter market and listed securities for which no sale was reported on the measurement date, and are stated at the last reported sales price. If the last sales date was greater than 15 calendar days from the measurement date, the financial security was moved to Level 3.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy are restricted securities and other securities for which quotations are not readily available on the measurement date, and are stated at fair value as determined by the Company. Several factors, including the last sales price, current bid price, tangible book value on the measurement date and the performance of peer groups of comparable sizes and exposures were considered when determining the fair value for these financial instruments. Investments in other investment partnerships are recorded at net asset values as of the measurement date as determined by the General Partner of the respective investment partnership. Generally, the fair value represents the amount the Company could reasonably expect to receive if it were to liquidate its investments in the investment partnership at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. Subject to certain withdrawal restrictions, the Company has the ability to liquidate its investments monthly. Those estimated fair values do not necessarily represent the amounts that may ultimately be realized due to the occurrence of future circumstances that cannot be reasonably determined.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Subsequent events: The Company evaluated subsequent events through November 19, 2009, which represents the date that these financial statements were issued.

Recent accounting pronouncements: In July 2006, the FASB issued FASB ASC 740-10, *Income Taxes,* which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FASB ASC 740-10 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FASB ASC 740-10 in its 2010 annual financial statements. Prior to adoption, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB ASC 450-10, *Contingencies,* which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FASB ASC 740-10 on its financial position and results of operations and has not yet determined if the adoption will have a material effect on its consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

In May 2009, the FASB issued ASC 855-10, *Subsequent Events,* which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is effective for interim and annual periods ending after June 15, 2009. The Company has adopted ASC 855-10 as of September 30, 2009.

In June 2009, the FASB issued ASC 810-10, *Amendments to FASB Interpretation No. 46(R),* which modifies the analysis required to determine whether a company's variable interest(s) give it a controlling financial interest in a variable interest entity. ASC 810-10 is effective October 1, 2010. The Company is evaluating the impact that this standard will have on its consolidated statement of financial condition.

Reclassification: Certain balances at September 30, 2008, have been reclassified to conform to the current year presentation with no effect on results from operations.

Note 2. Receivable From Broker-Dealers

At September 30, 2009, receivable from broker-dealers consists of cash and commissions receivable totaling $3,300,289.

Pursuant to the Company's clearing agreement with First Clearing Corporation, the Company is required to maintain a deposit of $500,000, which is included in cash and cash equivalents at clearing broker in the consolidated statement of financial condition.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2009:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Equity securities	$ 843,825	$ 420,002	$ 161,816	$ 262,007
Investments				
Investments in limited partnerships	1,543,582	-	-	1,543,582
Cash and cash equivalents at clearing broker				
Money market fund	57,152	57,152	-	-
	$ 2,444,559	$ 477,154	$ 161,816	$ 1,805,589
Liabilities				
Securities sold, not yet purchased				
Equity securities	$ 240,005	$ 202,838	$ 37,167	$ -

Note 3. Fair Value of Financial Instruments (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Equity Securities	Investments in limited partnerships
Balance, October 1, 2008	$ 430,600	$ 2,690,357
Transfers in to Level 3	14,412	-
Realized and unrealized losses on investments:		
Realized loss on investments	-	(19,635)
Change in unrealized depreciation on investments	(183,005)	(990,517)
Purchase of investment securities	-	182,447
Sale of investment securities	-	(319,070)
Balance, September 30, 2009	$ 262,007	$ 1,543,582

Note 4. Securities Owned and Securities Sold, Not Yet Purchased

The securities and other financial instruments held by the Company are reported in the consolidated statement of financial condition at fair value.

Securities owned and securities sold, not yet purchased, comprised of equity securities, are $843,825 and $240,005, respectively, at September 30, 2009.

Note 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2009, consist of:

Furniture and equipment	$ 3,224,122
Leasehold improvements	714,941
Accumulated depreciation and amortization	(2,886,346)
	$ 1,052,717

Note 6. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordinated agreements at September 30, 2009, represent a revolving subordinated loan with a financial institution with a $4,000,000 limit. Interest is fixed at the time an amount is drawn down at a level equal to the national prime rate plus 1.5%. As of September 30, 2009, the total available balance of the loan is being utilized at an interest rate of 5.0%. The current drawn upon amounts mature on June 10, 2010.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan.

Note 8. Stock-Based Compensation Plans

Stock Option Plan

In 1998, the Company adopted a stock option plan (Stock Option Plan) pursuant to which the Company's Board of Directors could grant stock options to officers and key employees. The Stock Option Plan authorized grants of options to purchase up to 100 shares of authorized but unissued common stock or treasury stock. Stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable after five years from the date of grant.

During the year ended September 30, 2005, the Company chose to account for stock-based employee compensation using the prospective method. The prospective method recognizes employee compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied. The fair value based method was used to determine the amount of compensation cost the Company recorded for the year ended September 30, 2009. Fair value was determined by taking the monthly net book value of the Company's common stock less the average strike price of the remaining options outstanding. The amount derived from that calculation was multiplied by the remaining monthly options outstanding to arrive at the total compensation expense (income) incurred by the Company for the year ended September 30, 2009.

In March 2003, the Company's Board of Directors voted to terminate the Stock Option Plan. As a result of the termination of the Stock Option Plan, no future stock options will be granted.

Stock option activity during the year is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at September 30, 2008	6.20	$ 19,188
Granted	-	
Exercised	(6.20)	19,188
Forfeited or terminated	-	-
Expired	-	-
Balance at September 30, 2009	-	-

During the fiscal year ending September 30, 2009, all outstanding options were exercised.

Note 9. Income Taxes

The tax effect of temporary differences related to depreciation and other items gave rise to a net deferred tax asset of $2,000,398.

As governed by the current tax code, deferred tax assets derived from the carry forward of net operating losses can expire if not fully utilized in the defined time span. The Company will need to generate future taxable income prior to the expiration of the carry forward amounts in order to fully realize the benefit of the deferred tax asset. In conducting this assessment, management considers the scheduled reversal of deferred tax assets and liabilities (including the impact of available carry back and carry forward periods), projected taxable income, and tax-planning strategies. Based upon the projections for future taxable income over the periods for which the deferred tax assets are deductible, management of the Company believes that it is more likely than not that it will realize the benefits of the deferred tax assets. Accordingly, no valuation reserve has been established.

Note 10. Commitments and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire at various dates through January 2015, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

Years ending September 30:	
2010	$ 1,293,281
2011	1,220,705
2012	1,155,457
2013	878,068
2014	732,136
2015	70,853
	$ 5,350,500

The Company had received abatements of rent on its office facilities leases which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2009, included in accounts payable and accrued expenses is $479,878 related to the aforementioned deferred rent.

The Company has subleased the Los Angeles premises that was used by the legacy Hoefer & Arnett, Inc. discontinued fixed income business unit. The minimum rental commitment amounts included in the table above have not been reduced by the minimum rentals totaling $787,216 which are to be received in the future under the sublease. The sublease expires on January 31, 2015.

At September 30, 2009, the Company had a letter of credit for $150,000 to satisfy an office lease deposit requirement. This letter of credit is collateralized by a money market account and matures on June 30, 2010.

The terms of the Company's preferred stock provide if the agreement between the Company and the preferred shareholder is terminated or the Company is sold, the preferred shareholder has the option to require the Company to purchase its interest in the preferred stock at book value within 25 days of the termination of the agreement or sale of the Company, unless the purchase would violate the net capital rules of the SEC.

Note 10. Commitments and Contingent Liabilities (Continued)

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due the clearing firm.

The Company has committed to fund $100,000 to one limited partnership. This commitment is contingent upon the General Partner of this investment issuing future capital calls as funds are needed for acquisitions. If the Company fails to pay a capital call when due, the Company may lose certain rights to receive further distributions from this investment. The Company could also be subject to repurchase of its interest or suit for damages and attorney fees.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's consolidated financial statements.

Note 11. Related Party Transactions

One of the Company's subsidiaries, HBI Investment Funds, LLC, is general partner to three limited partnerships, of which the Company and HBI Investment Funds, LLC have equity interests in the limited partnerships totaling approximately $605,000 and $194,000, respectively, at September 30, 2009. The general partner is required to maintain its initial contribution of one percent of the original limited partner commitments within each partnership.

The Company refers and generates business for an entity that is a preferred shareholder in the Company.

Certain employees have entered into agreements with the Company whereby the Company advanced an amount of money to the employee which will become forgiven in equal installments over a designated time period in accordance with the terms of the promissory note. For the year ended September 30, 2009, the amount of employee promissory notes receivable was approximately $2,044,000 and is included in other receivables on the consolidated statement of financial condition.

Note 12. Financial Instruments with Off-Balance-Sheet and Concentrations of Credit and Market Risk

Customer transactions are introduced to and cleared through a clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at September 30, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2009. The Company monitors such risk on a daily basis.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security in which the Company makes a market based on the average number of such markets made by the Company using the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2009, the Company had net capital of $2,288,994, which was $1,288,994 in excess of its required net capital of $1,000,000. The net capital rules may effectively restrict the payment of cash dividends to the Company's stockholders.

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-013657 FINRA SEP
HOWE BARNES HOEFER & ARNETT INC
222 S RIVERSIDE PLZ FL 7
CHICAGO IL 60606-6004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form. 312-655-2720

DENNIS J CYRULUS

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 26,597

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150

______ Date Paid

C. Assessment balance due 26,447

D. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

E. Total assessment balance and interest due (or overpayment carried forward) $ 26,447

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 26,447

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Howe Barnes Hoefer + Arnett Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Executive Vice President
(Title)

Dated the 25 day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30/, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,429,663
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	54,492
Total additions	54,492
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	744,494
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	475,579
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	51,161
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached Example	417,038
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 157,161	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 32,228	
Enter the greater of line (i) or (ii)	157,161
Total deductions	1,845,433
2d. SIPC Net Operating Revenues	$ 10,638,722
2e. General Assessment @ .0025	$ 26,597

(to page 1 but not less than $150 minimum)